Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP TO HIGHLIGHT INNOVATIVE WASTE REDUCTION INITIATIVES
IN UPCOMING ANNUAL SUSTAINABILITY REPORT

VANCOUVER, British Columbia – September 27, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report on innovative waste reduction initiatives undertaken at the Company’s mines. Silvercorp’s key values – respect, equality, and responsibility – guide the Company’s environmental, social, and governance (“ESG”) efforts. Silvercorp strives to create “Green Mines” and pursue sustainable development initiatives throughout the mining lifecycle by integrating efficient technology and innovative systems into mine planning and ESG management practices.

Silvercorp Chairman and CEO, Dr. Rui Feng, commented, “As part of our commitment to safety, efficiency, and environmental stewardship, we are pleased to introduce technology that coverts solid wastes such as tailings and waste rock into resources. Our management of waste generated from the Company’s mines is integral to the strategic land reclamation activities and reducing the costs and liabilities associated with waste management. We are proud to integrate innovative sustainable development initiatives at our operations.”

Background

A billion tonnes of tailings and waste rock are generated each year in China and produce a series of environmental issues, such as land usage, vegetation destruction, and air pollution. The mining activities at the Ying Mining District have historically produced volumes of waste rock that require a substantial amount of land for storage. Through the use of a treatment plant, waste rock can be converted to sand and gravel aggregate thereby reducing the consumption of primary resources, land, environmental risks, and overall costs.

Luoyang Hongfa Building Materials Co., Ltd - Ying Mining District, Henan Province, China

In April 2020, Silvercorp, in conjunction with Luoning City Investment Company, commenced construction of a one million tonne per year aggregate waste rock treatment plant. The plant was designed to reduce the Ying Mining District’s surface waste rock impoundments on-site and maximize the recovery and recycling processes. Silvercorp provided approximately USD$4.4 million to construct the plant and will recoup its capital costs prior to the plant’s profits being distributed to the partners, providing an additional economic benefit to the local community through the commercialization of the sand and gravel for the construction industry of Luoning County and neighbouring areas. The aggregate production line was officially commissioned in April 2021.

Figure 1. Ying Mining District Aggregate Plant

Technology, Innovation, and the Environment

The development of a low-carbon system that reduces waste, land use, and costs was a key consideration in improving the waste rock management practices at the Ying Mining District. Adherence to high national and provincial standards for emissions guided the construction and design of the plant. As a result, the Company is pleased to report that the plant will be classified as an “ultra-low emission” facility. In building the plant, the main goal was to maximize the recovery and recycling processes through efficient development. Key processes of the plant include: a vertical shaft impact crusher, an automated PLC1 production control system, and a fully enclosed production line.

History of Community Collaboration and Waste Reduction - GC Mine

At Silvercorp’s GC Mine in Guangdong Province, waste rock recycling processes have been in place since the mine’s construction. The GC mine has not accumulated any waste rock in surface stockpiles, as over 90% of the waste rock produced is donated to the local community for processing at their aggregate production facilities, with the balance being used as backfill. Silvercorp has also purchased the end products for its construction projects periodically. In addition, in Q3 Fiscal 2021, Silvercorp completed the construction of a paste backfill plant at the GC mine at a cost of USD$1.5 million, where approximately 40% of the mine’s dewatered tailings are mixed with cement and pumped underground to fill mined out stopes, with the balance stored in a dry stack tailings management facility. This investment enables the GC mine to return a significant portion of the tailings back underground as fill for mined out areas, which is expected to reduce the future costs and risks associated with the operation of above ground tailings facilities.

[1] Programmable logic controller

Future Waste Reduction Initiatives Under Investigation

In Q4 Fiscal 2021, Henan Found Mining Co. Ltd., Silvercorp’s subsidiary in the Ying Mining District, was recognized as a High and New Technology Enterprise “HNTE” at the national level. Silvercorp continues to investigate innovative ways to operate more efficiently and sustainably, with the goal of reducing the consumption of inputs (electricity, fossil fuels, etc.) and the generation of wastes (solid, liquid, gaseous, etc.). One example is a current study underway investigating the potential use of mine tailings in the manufacturing of certain ceramic products.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2021 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.